

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Anthony Geisler
Chief Executive Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

> **Re: Xponential Fitness, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted June 3, 2021**
> **CIK 0001802156**

Dear Mr. Geisler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 3, 2021

Prospectus Summary
Our Industry
Highly Attractive Boutique Fitness Consumer, page 7

1. We note your response to our prior comment 4, and that the International Health, Racquet & Sportsclub Association ("IHRSA"), The Global Health & Fitness Association, provided the estimates and related statistics that are referenced on page 7 of your prospectus in its 2020 IHRSA Health Club Consumer report. Please revise here and throughout your prospectus to indicate that the 2020 IHRSA Health Club Consumer report is the source upon which the company provides these and other such estimates/statistics, unless the source has otherwise been provided.

Use of Proceeds, page 76

2.   You disclose on page 107 that your credit agreement with Wilmington Trust, National Association contains mandatory prepayments of the term loan with "up to $60 million of net proceeds in connection with an initial public offering of at least $200 million, subject to certain exceptions." Please revise the discussion of your use of proceeds to disclose that you may be required to use up to $60 million of the net proceeds from the offering to make such mandatory prepayments or tell us why this disclosure is not required. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The COVID-19 Pandemic, page 89

3.   We note your response to our prior comment 7, and re-issue our comment in part. To provide context for investors related to your slower rate of licenses sold, please amend your disclosure in the prospectus summary section on page 10 and business section on page 127 to acknowledge as much. In this regard, we note that you sold 923 new licenses in 2019 and only 264 new licenses in 2020, reflecting lower sales as a result of the COVID-19 pandemic.

Exhibits

4.   Please file your Financing Agreement with Wilmington Trust, National Association as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

    Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Alan F. Denenberg